Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 7, 2023
Relating to Preliminary Prospectus Supplement dated June 7, 2023 and
Prospectus dated October 29, 2021
Registration No. 333-259455

CAPITAL SOUTHWEST CORPORATION
$62,500,000
7.75% Notes due 2028
PRICING TERM SHEET
June 7, 2023
The following sets forth the final terms of the 7.75% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated June 7, 2023, together with the accompanying prospectus, dated October 29, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Capital Southwest Corporation (the “Company”)
Security:	7.75% Notes due 2028
Rating*:	Baa3 (Moody’s)
Aggregate Principal Amount:	$62,500,000
Over-Allotment Option:	$9,375,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.
Listing:	The Company intends to list the Notes on the Nasdaq Global Select Market within 30 days of the original issue date under the trading symbol “CSWCZ”.
Maturity:	August 1, 2028
Trade Date:	June 8, 2023
Settlement Date**:	June 15, 2023 (T+5)
Use of Proceeds:	Repay a portion of the outstanding indebtedness under the senior secured revolving credit facility.
Coupon (Interest Rate):	7.75%
Issue Price:	$25
Interest Payment Dates:	February 1, May 1, August 1 and November 1, beginning August 1, 2023

Optional Redemption:
The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after August 1, 2025, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but not including, the date fixed for redemption.

Denomination:	$25 and integral multiples of $25 in excess thereof
CUSIP:	12665G 105
ISIN:	US12665G1058
Underwriting Discount:	3.00% (or $1,875,000 total assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses	97.00% (or $60,625,000 total assuming the over-allotment option is not exercised)
Joint Book-Running Managers:	Oppenheimer & Co. Inc. B. Riley Securities, Inc. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc. InspereX LLC
Co-Managers:	William Blair & Company, L.L.C. ING Financial Markets LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.
The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.
A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus and the accompanying prospectus may be obtained from: Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, New York 10004, email: FixedIncomeProspectus@opco.com, tel: (212) 667-8055.